

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

George Terzis
Chief Financial Officer
Cosmos Health Inc.
141 West Jackson Blvd, Suite 4236
Chicago, Illinois 60604

> **Re: Cosmos Health Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 001-41308**

Dear George Terzis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services